Filed Pursuant to Rule 433
Registration Statement No. 333-228614

LEVERAGED INDEX RETURN NOTES® (LIRNs®)

LIRNs® Linked to the Dow Jones Industrial Average®

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)).  The graph and table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Issuer	The Bank of Nova Scotia (“BNS”)
Principal Amount	$10.00 per unit
Term	Approximately five years
Market Measure	The Dow Jones Industrial Average® (Bloomberg symbol: “INDU”)
Payout Profile at Maturity
•        [104.00% to 114.00%] leveraged upside exposure to increases in the Market Measure
•        1-to-1 downside exposure to decreases in the Market Measure beyond a 20.00% decline, with up to 80.00% of your principal at risk

Participation Rate	[104.00% to 114.00%], to be determined on the pricing date.
Threshold Value	80.00% of the Starting Value of the Market Measure
Investment Considerations
This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to take downside risk below a threshold and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/9631/000091412119003632/bn54518968-fwp.htm
Exchange Listing	No
You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors
Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:
•     Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.
•     Payments on the notes are subject to the credit risk of BNS, and actual or perceived changes in the creditworthiness of BNS are expected to affect the value of the notes. If BNS becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
•     The initial estimated value of the notes on the pricing date will be less than their public offering price.
•     If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.
•     You will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

			Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit(1)	Hypothetical Total Rate of Return on the Notes
			-100.00%	$2.00	-80.00%
			-50.00%	$7.00	-30.00%
			-40.00%	$8.00	-20.00%
			-30.00%	$9.00	-10.00%
			-20.00%(2)	$10.00	0.00%
			-10.00%	$10.00	0.00%
			-5.00%	$10.00	0.00%
			-3.00%	$10.00	0.00%
			0.00%	$10.00	0.00%
			10.00%	$11.09	10.90%
			20.00%	$12.18	21.80%
			30.00%	$13.27	32.70%
			40.00%	$14.36	43.60%
			50.00%	$15.45	54.50%
			60.00%	$16.54	65.40%

		(1)	The Redemption Amount per unit is based on the hypothetical Participation Rate.
		(2)	This hypothetical percentage change corresponds to the Threshold Value.